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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               (Amendment No. 3)


                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                                (Name of Issuer)

                               MEI HOLDINGS, L.P.
                        (Name of Person Filing Statement)

                                  Common Stock
                         (Titles of Classes of Securities)

                                    624547105
                      (CUSIP Number of Class of Securities)

                             Daniel A. Decker, Esq.
                               MEI Holdings, L.P.
                         4200 Texas Commerce Tower West
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 229-4900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 14, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

           This statement is filed in connection with a tender offer.


                                Page 1 of 5 Pages

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     This Amendment No. 3 to Rule 13E-3 Transaction Statement (the "Statement")
relates to a tender offer by MEI Holdings, L.P., a Delaware limited partnership (the "Purchaser"), to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc. (the "Company") not now beneficially owned by the Purchaser at $3.50 per Share, without interest, net to the seller in cash, (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase dated November 14, 1996, as supplemented and amended (the "Offer To Purchase"), and the related Letters of Transmittal (which together constitute the "Offers"). Terms used herein which are defined in the Statement or the Offer To Purchase are used herein as so defined. Amendment No. 3 to
Schedule 14D-1 (the "Schedule 14D-1") is being filed by the Purchaser with the Securities and Exchange Commission (the "Commission") contemporaneously with this Statement.



                            CROSS REFERENCE SHEET

Item in Amendment                                      Where located in
No. 3 to                                               Amendment No. 3 to
Schedule 13E-3                                         Schedule 14D-1
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Item 10                                                Item 6
Item 17(d)                                             Item 11(a)
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Item 10.   Interest in Securities of the Issuer.

           Item 10 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

           (a)-(b) The answer to Item 6 of the Final Amendment to Schedule 14D-1 is incorporated herein by reference. On January 15, 1997, the Purchaser issued a press release (the "Press Release") in connection with the expiration of the Offers. A copy of the Press Release is filed as Exhibit
(a)(10) to the Final Amendment of the Schedule 14D-1 and as Exhibit (d)(10) hereto and is incorporated herein by reference.

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Item 17.  Material to be Filed as Exhibits.

          (d) (10) Text of Press Release issued by the Purchaser, dated January 16, 1997


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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1997            MEI HOLDINGS, L.P.

                                       By: MEI GenPar, L.P.
                                         Its General Partner

                                        By: HH GenPar Partners
                                         Its General Partner

                                         By: Hampstead Associates, Inc.
                                          Its Managing General Partner

                                          By: /s/ Daniel A. Decker
                                             ---------------------------------
                                              Daniel A. Decker
                                              Executive Vice President


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                                INDEX TO EXHIBITS

Exhibits

     99.(d)(10)    Text of Press Release issued by the Purchaser, dated
                   January 15, 1997



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